SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2.

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Perion Network Ltd. (Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share (Title of Class of Securities)

M78673106 (CUSIP Number)

December 31, 2012 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M78673106	13G

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (Entities Only). Yaron Adler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 496,453 Ordinary Shares *
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 496,453 Ordinary Shares*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,453 Ordinary Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.1%
12.	Type of Reporting Person (See Instructions) IN

*See Item 4.
**Based on 12,090,465 Ordinary Shares outstanding as of February 3, 2013, based on information provided by the Issuer.

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Item 1.	(a)	Name of Issuer:

Perion Network Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

4 HaNechoshet Street, Tel Aviv 69710, Israel

Item 2.	(a)	Name of Person Filing:

Yaron Adler

(b)	Address of Principal Business Office or, if None, Residence:

19 Chelouche Street, Tel-Aviv, Israel

(c)	Citizenship:

Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share ("Ordinary Shares")

(e)	CUSIP Number:

M78673106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The 496,453 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person, are held by three private companies that are each wholly owned by the Reporting Person.

Except as set forth above, see items 5-11 of the cover page hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification And Classification of Members of The Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2013
/s/ Yaron Adler —————————————— Signature

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